Exhibit 99.7
Amendment No. 3 to WRSUP 2004 Plan and WRSUP 2005 Plan
Clause relating to Exercise period has been amended and substituted by:
“Exercise Period” means the time period after vesting within which the employee should exercise his right to apply for shares against the Restricted Stock Unit vested in him in pursuance of the plan. Unless otherwise stated, the exercise period will commence from the date of vesting and will be valid for a period of at least one year to a maximum of five years from the date of vesting unless such exercise period is extended as per the plan. Provided that with effect from the April 1, 2007 where the employee is rendering/rendered service in a country other than India during the relevant financial year of the vesting of RSU’s, the exercise period shall terminate at the end of two months and 15 days from the end of the financial year in which such RSUs vested or such other period as the local laws mandate.